Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES
For the years ended December 31, 2008, 2009, 2010, 2011 and 2012, the ratios of earnings to fixed charges of the Company, computed as set forth below, were as follows:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010	For the Year Ended December 31, 2011	For the Year Ended December 31, 2012
Earnings to Fixed Charges(1)	2.73	1.58	4.14	6.22	4.52
For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) tax provision (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and other financing fees and loss on extinguishment of debt.

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.

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Excluding net unrealized gains or losses, the earnings to fixed charges ratio would be 3.69 for the year ended December 31, 2008, 3.00 for the year ended December 31, 2009, 2.80 for the year ended December 31, 2010, 5.64 for the year ended December 31, 2011 and 4.68 for the year ended December 31, 2012.

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Excluding net realized and unrealized gains or losses, the earnings to fixed charges ratio would be 3.37 for the year ended December 31, 2008, 2.93 for the year ended December 31, 2009, 3.47 for the year ended December 31, 2010, 4.65 for the year ended December 31, 2011 and 4.30 for the year ended December 31, 2012.